Exhibit 107

Calculation of Filing Fee Tables

SC TO-I/A

(Form Type)

TriNet Group, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	316,300,000	92.70	29,321.01
Fees Previously Paid			27,810.00
Total Transaction Valuation	316,300,000
Total Fees Due for Filing			29,321.01
Total Fees Previously Paid			27,810.00
Total Fee Offsets			—
Net Fee Due			1,511.01

The transaction value is estimated for purposes of calculating the amount of the filing fee only. The amount is based upon the offer to purchase up to $316,300,000 in value of shares of common stock.